EXHIBIT 12

NORTHWEST NATURAL GAS COMPANY

Statement Re: Ratio of Earnings to Fixed Charges

Thousands, except per share amounts

(Unaudited)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Fixed Charges, as defined:
Interest on Long-Term Debt	$33,605	$34,294	$34,651	$34,330	$33,776
Other Interest	4,022	4,116	4,648	2,665	2,184
Amortization of Debt Discount and Expense	700	711	716	808	773
Interest Portion of Rentals	1,551	1,523	1,465	1,357	1,489

Total Fixed Charges, as defined	$39,878	$40,644	$41,480	$39,160	$38,222

Earnings, as defined:
Net Income	$69,525	$74,497	$63,415	$58,149	$50,572
Taxes on Income	40,678	44,060	36,234	32,720	26,531
Fixed Charges, as above	39,878	40,644	41,480	39,160	38,222

Total Earnings, as defined	$150,081	$159,201	$141,129	$130,029	$115,325

Ratio of Earnings to Fixed Charges	3.76	3.92	3.40	3.32	3.02